LEGAL DISCLAIMERS
1
Filed by NYSE Euronext
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: NYSE Euronext
Commission File No.: 001-33392
Non-GAAP Financial Measures
To supplement NYSE Euronext’s consolidated financial statements prepared in accordance with GAAP and to better reflect period-over-period comparisons, NYSE Euronext uses non-GAAP financial measures of performance, financial position, or cash flows that either exclude or include amounts that are not normally excluded or included in the most directly comparable measure, calculated and presented in accordance with GAAP.  Non-GAAP financial measures do not replace and are not superior to the presentation of GAAP financial results, but are provided to (i) present the effects of certain merger expenses, exit costs, charge for fair value adjustment to RSU awards, disposal activities, the BlueNext tax settlement, debt refinancing costs and discrete tax items, and (ii) improve overall understanding of NYSE Euronext’s current financial performance and its prospects for the future.  Specifically, NYSE Euronext believes the non-GAAP financial results provide useful information to both management and investors regarding certain additional financial and business trends relating to financial condition and operating results.  In addition, management uses these measures for reviewing financial results and evaluating financial performance.  The non-GAAP adjustments for all periods presented are based upon information and assumptions available as of the date of this release.
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,”
“potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.
Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE
Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected;
the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations.  In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as are described in the section entitled “Risk Factors” in the joint proxy statement/prospectus filed by ICE with the SEC, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC on February 6, 2013, and “Risk Factors” in NYSE Euronext’s Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC on February 26, 2013.  You should not place undue reliance on forward-looking statements, which speak only as of the date of this written communication. Except for any obligations to disclose material information under the Federal securities laws, neither ICE nor NYSE Euronext undertakes any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this written communication.

LEGAL DISCLAIMERS

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE has filed with the SEC a registration statement on Form S-4, which includes a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF
BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED
TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND
INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR
SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT
AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at
http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com
PARTICIPANTS IN THE MERGER SOLICITATION
ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.
You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 6, 2013, and ICE’s proxy statement for its 2013 annual meeting of stockholders, as filed with the SEC on March 28, 2013.
You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual
Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 26, 2013, and NYSE Euronext’s proxy statement for its 2013 annual meeting of stockholders, filed with the SEC on March 22, 2013.
Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, when it becomes available, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.

ICE / NYX PRO FORMA

Combined business well diversified across asset classes, products and geographies
Pro Forma Business Mix: Net Revenues
Pro Forma Geographic Mix: Net Revenues
Pro Forma Product Mix: Futures Volumes 3
LTM
Volumes
LTM
Volumes
LTM Pro Forma Contracts: 1,497mm
LTM Net
Revenues
LTM Pro Forma Net Revenues: $3.8bn
2
4
Technology Services
& Other16%
1
LTM Net
Revenues
Pro Forma Geographic Mix: Futures Volumes 3
Source: NYSE Euronext and ICE
Futures &
Options
44%
Market Data
14%
Listings
12%
Cash Trading
10%
CDS
4%
Energy &
Emissions
51%
Interest
Rates
31%
Index
10%
Other
8%
U.S.
55%
International
45%
North
America
40%
Europe &
Asia
60%
1. Includes historical ICE OTC revenues (excluding CDS)
2. Does not reflect any adjustment for estimated transaction-related non-cash writedown of deferred revenue
3. Volumes as of December 31, 2012; excludes ICE OTC CDS volumes and NYX Bclear
4. Includes historical ICE OTC Energy contracts

ICE / NYX TRANSACTION TIMELINE

12/20/12
Transaction
announcement
12/20/12
Transaction
announcement
2/15/13
US
competition
clearance
under the
HSR Act
expired
2/15/13
US
competition
clearance
under the
HSR Act
expired
3/18/13
Filed for
referral by
UK, Spain &
Portugal to
European
Commission
(EC)
3/18/13
Filed for
referral by
UK, Spain &
Portugal to
European
Commission
(EC)
4/23/13
EC confirmed
to oversee
the European
competition
review
4/23/13
EC confirmed
to oversee
the European
competition
review
May / June
2013
Anticipate
submission of
Form CO
May / June
2013
Anticipate
submission of
Form CO
1/28/13
S-4 filed with
SEC
1/28/13
S-4 filed with
SEC
06/3/13
ICE/NYX
shareholder
vote dates set
for June 3
06/3/13
ICE/NYX
shareholder
vote dates set
for June 3
DEC 12 JAN FEB MAR APR MAY JUN 2H13
Seek completion of regulatory approvals:
College of Regulators, SEC, CFTC, etc.
Seek completion of regulatory approvals:
College of Regulators, SEC, CFTC, etc.
Competition
Review
• Integration planning ongoing
• Continued focus on growth, expense discipline and corporate initiatives
• Updates to be provided as available via public filings
4/26/13
Record date
for June 3
shareholder
meeting
4/26/13
Record date
for June 3
shareholder
meeting
5/1/13
Expected date
for
EU prospectus
approval
5/1/13
Expected date
for
EU prospectus
approval
Anticipated
closing
subject to
regulatory
approvals
Anticipated
closing
subject to
regulatory
approvals
• Phase 1 25 days
• Phase 2 90 minimum working days
• Both subject to extension
1/16/13
Filed with US
DOJ for HSR
notice
1/16/13
Filed with US
DOJ for HSR
notice
3/19/13
Amended and
restated
Merger
Agreement
3/19/13
Amended and
restated
Merger
Agreement
4/30/13
S-4 deemed
effective in
U.S.
4/30/13
S-4 deemed
effective in
U.S.
Transaction
Review